Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,					Three Months Ended, March 31,
	2017	2016	2015	2014	2013	2018
	(in thousands)
EARNINGS:
Income (loss) before income taxes	$(33,431)	$(11,280)	$(8,999)	$(6,282)	$(1,500)	$(32,328)
Interest expense(a)	—	269	1,948	432	—	—
Debt issuance cost amortization	401	—	—	—	—	109

Earnings	$(33,030)	$(11,011)	$(7,051)	$(5,850)	$(1,500)	$(32,219)

FIXED CHARGES:
Interest expense(a)	$—	$269	$1,948	$432	$—	$—
Debt issuance cost amortization	401	—	—	—	—	109

Fixed Charges	$401	$269	$1,948	$432	$—	$109

PREFERENCE DIVIDENDS:
Preference dividend requirement(b)	$982	$94	$183	$121	$119	$—

Preference dividends (grossed up to a pre-income tax basis)	$1,102	$97	$183	$121	$117	$—
COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	$1,503	$366	$2,131	$553	$117	$109
RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A	N/A
DEFICIENCY OF COVERAGE	$(33,030)	$(11,011)	$(7,051)	$(5,850)	$(1,500)	$(32,219)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFENCE DIVIDENDS	N/A	N/A	N/A	N/A	N/A	N/A
DEFICIENCY OF COVERAGE	$(33,030)	$(11,011)	$(7,051)	$(5,850)	$(1,500)	$(32,219)

(a)	Consists of interest expense from the amortization of discounts related to indebtedness.
(b)	Preference dividends consist of changes in the carry value of preferred stock including accretion of closing costs and discounts and a deemed dividend on a beneficial conversion feature.